Exhibit 99.1

Pembina Pipeline Corporation Announces $290 Million of Duvernay Infrastructure Development

CALGARY, Nov. 6, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it has executed further agreements  ("Service Agreements") whereby the Company will construct and operate the first tranche of infrastructure development under its previously announced 20-year infrastructure development and service agreement (the "Agreement") with Chevron Canada Limited ("Chevron"). The Agreement includes over 230,000 acres of land dedication by Chevron in the liquids-rich Kaybob region of the Duvernay.

Under the Service Agreements, Pembina has been requested to develop and construct:

•	raw product separation and water removal infrastructure;
•	a condensate stabilization facility with approximately 30,000 barrels per day ("bpd") of raw inlet condensate handling capacity;
•	a 100 million cubic feet per day gas processing facility with approximately 5,000 bpd of propane-plus liquids capacity ("Duvernay II" a replica of Pembina's Duvernay I facility); and
•	a 10-inch condensate pipeline lateral that will connect to the Company's Peace Pipeline system.

Duvernay II and the related infrastructure will be located at the Company's existing Duvernay complex. Pembina expects the total capital cost to be approximately $290 million with an anticipated in service date of mid to late 2019, subject to regulatory and environmental approvals. As per the terms of the Service Agreements, the facilities will have a 20-year contractual life and would be back-stopped by a combination of fee-for-service and fixed-return arrangements. Additionally, the Service Agreements include natural gas liquids ("NGL") and condensate transportation on Pembina's Peace Pipeline system and NGL fractionation at the Company's Redwater Fractionation complex.

"We are excited to further support the growth of the world-class Duvernay resource play and begin building out our first tranche of infrastructure requested under the previously announced Agreement with Chevron," said Jaret Sprott, Pembina's Vice President, Gas Services. "Pembina will leverage its template designs in order to safely and cost-effectively construct the facilities for our partner. We look forward to continuing to develop future Duvernay infrastructure needs over the long-term."

About Pembina
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport natural gas and various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements & Information
This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would",  "anticipates", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: planning, capital expenditure estimates, expected capacity, in service dates, contracted terms, growth opportunities and benefits from the Agreement.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, that favourable growth parameters continue to exist in respect of current and future growth projects, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the ability of Pembina to obtain financing on favourable terms or at all; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required corporate, regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and the ability to obtain required regulatory, corporate, environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/06/c8436.html

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For further information: Investor Inquires: Cameron Goldade, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Victoria Person, (403) 231-3148, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 17:11e 06-NOV-17